Exhibit 12.1

CARDINAL HEALTH, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended June 30,					For the Three Months Ended, September 30, 2009
(in millions, except for ratios)	2005	2006	2007	2008	2009
Earnings before income taxes and discontinued operations	$1,374.4	$1,316.3	$815.3	$1,295.1	$1,159.8	$175.0
Less minority interest	5.3	3.1	0.7	0.4	1.1	0.5

Total earnings before income taxes, discontinued operations and minority interest	1,379.7	1,319.4	816.0	1,295.5	1,160.9	175.5
Plus fixed charges:
Interest expense	87.2	102.5	108.2	143.4	118.4	34.4
Capitalized interest	4.8	4.1	10.5	13.5	5.1	1.0
Amortization of debt offering costs	3.4	3.4	7.4	3.5	3.8	6.2
Interest portion of rent expense	19.7	16.8	15.6	12.2	11.1	2.0

Fixed charges	115.1	126.8	141.7	172.6	138.4	43.6

Plus amortization of capitalized interest	3.2	2.9	1.3	1.5	2.5	1.7
Less capitalized interest	(4.8)	(4.1)	(10.5)	(13.5)	(5.1)	(1.0)

Earnings	$1,493.2	$1,445.0	$948.5	$1,456.1	$1,296.7	$219.8

Ratio of earnings to fixed charges(1)	13.0	11.4	6.7	8.4	9.4	5.0

(1)

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes, discontinued operations and minority interest plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense which is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.